April 11, 2016

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Ada D. Sarmento, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed March 7, 2016

File No. 333-209989

Dear Ms. Sarmento and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated March 31, 2016 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have relied on a PowerPoint presentation.  A copy of this presentation has been supplementally provided in Adobe PDF format for your review.  See the document entitled “corresp_investorpresentation.pdf”.

2.

Please enhance your disclosure to discuss in better detail the history of your predecessor Stream Flow Media, Inc., as well as your history with Taurus Financial Partners, LLC and Blue Water Global Group, Inc., both of which are controlled by your sole officer and director J. Scott Sitra.  For example, we note the disclosure in Blue Water Global Group’s Form 10-Q for the quarter ended June 30, 2015 that:

•

On June 21, 2013, Blue Water Global Group had entered into a Strategic Alliance Agreement with Taurus whereby Blue Water Global Group was granted the exclusive right to participate in Taurus’s future Registered Spin-Off transactions.

•

On December 2, 2013 Blue Water Global Group entered into its first Registered Spin-Off transaction pursuant to the Strategic Alliance Agreement with Stream Flow Media, Inc., your predecessor.  As per the terms of this transaction, Stream Flow issued 20,000,000 shares of its common stock to Blue Water Global Group, which represents approximately 20% of Stream Flow’s issued and outstanding shares of common stock as of April 6, 2015 in return for Blue Water Global Group agreeing to pay all of Stream Flow’s expenses related to obtaining a listing on the OTCBB.

Discuss the process and result of Stream Flow’s attempt to obtain a listing on the OTCBB.  Disclose the prior business of Stream Flow and how and why it is no longer engaged in that business.  Disclose the business of Taurus, and disclose Taurus’ role and the role of Blue Water Global Group in the company since 2013 and as of today.

We have expanded the disclosure under the caption “Prior Business History and Listing on OTC Bulletin Board”.  See pages 5 and 29.

3.

We note that you acquired all of the outstanding shares of Blue Water Bar & Grill, N.V. from Blue Water Global Group, Inc. on December 15, 2015.  Please disclose the reason behind the Blue Water Bar & Grill, N.V. acquisition.  If there was an acquisition agreement or any agreement evidencing the acquisition of the shares, please file such agreement as an exhibit or tell us why you are not required to do so.  Please also explain why a Current Report on Form 8-K under Item 1.01 was not filed for this acquisition.

This additional disclosure can be found under the caption “Prior Business History and Listing on OTC Bulletin Board”.  See pages 5 and 29.

The lack of an Item 1.01 in the Form 8-K filed on December 16, 2015 was an oversight on our part.  We filed the Form 8-K relating to this transaction under Item 5.06 and, at the time, believed this to be sufficient disclosure.  After receiving your comment letter we filed Amendment No. 2 to Form 8-K on April 4, 2016 that included an Item 1.01 disclosure as well as the Stock Purchase Agreement as Exhibit 10.2.  See the Form 8-K/A filed on April 4, 2016.

4.

We note your disclosure that your CEO serves as a part-time principal executive officer to Blue Water Global Group, Inc. and recent news reports regarding a lawsuit against Blue Water Global Group with respect to certain convertible debt.  Please tell us who the parties are to the lawsuit or provide us with a copy of the complaint.  Also, please tell us whether you are subject to any potential liabilities associated with Blue Water Global’s debt or the lawsuit and why you chose to structure the acquisition as a stock purchase as opposed to an asset purchase.

The parties to the lawsuit are JSJ Investments, Inc., a Texas corporation, and Blue Water Global Group, Inc., a Nevada corporation.  A copy of lawsuit has been supplementally provided in Adobe PDF format for your review.  See the document entitled “corresp_jsjlawsuit.pdf”.

Blue Water Bar & Grill, Inc. has no liability associated with this lawsuit or related debt.  This lawsuit was brought about as a default event against Blue Water Global Group, Inc. for not increasing JSJ Investment’s share reserve to convert their debt.  Blue Water Global Group, Inc. had no shares available for their share reserve increase request and could not increase the authorized capital to satisfy that request.

We chose to structure the acquisition as a stock purchase rather than an asset purchase in to maintain the existing business and directors licenses owned by Blue Water Bar & Grill, N.V.  Those licenses are non-transferrable and applying for new licenses can take up to 18 months to obtain with a brand new incorporation, which could potentially be a disastrous delay to the opening of a restaurant and generating revenues.  Additionally, we wanted to transfer and preserve the existing accounts payables associated with Blue Water Bar & Grill, N.V.

Prospectus Cover Page

5.

We note that the shares of your common stock are quoted on OTC Pink.  We further note your disclosure that the selling stockholders may sell their shares in public or private transactions at prevailing market prices.  Item 503(b)(3) of Regulation S-K requires a prospectus to include either a price or a description of the method used to calculate the price.  At-the-market offerings by selling shareholders generally cannot satisfy that requirement unless there is an existing public trading market for the securities.  Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices.

As such, these selling shareholder shares need to be offered at a fixed price until the established public trading market requirement is satisfied.  Please revise accordingly and disclose the fixed price for the primary and secondary offerings in the blanks throughout the filing.  Please also revise the registration statement fee table accordingly.

We have revised the registration statement accordingly.  See pages 3 and 24 as well as the registration statement fee table on page 2.

Overview of our Business, page 5

6.

Please disclose the cost of completing construction on your initial flagship location in St. Maarten, Dutch West Indies and of getting it operational, and how you intend to fund such costs.  Please also disclose in this overview section an estimated timeline with respect to your initial flagship location.

We have expanded the disclosure in “Overview of our Business”.  See pages 5 and 29.

7.

We note your disclosure in several places that you will need to generate at least $1.0 million in “new” or “additional” financing in order to meet your planned 2016 capital expenditures.  We also note your disclosure on page 34 that you “anticipate that the funds raised through this offering should satisfy most of our planned 2016 capital expenditures.”  Disclose in this overview section the nature of the planned 2016 capital expenditures.  Clarify whether “additional” needed financing of $1.0 million includes funds raised through this offering, or is in addition to any funds raised in this offering.

We have expanded the disclosure in “Overview of our Business”.  See pages 5 and 29.

Lake Side Drive #5 • Indigo Bay • Cay Bay • St. Maarten • Dutch West Indies

(512) 772-1542 • (512) 772-1569 fax • bluewaterbar.com

The Offering, page 7

8.

We note your statement under “Lack of escrow account” that “All proceeds from this offering will be available immediately to us for general corporate use, regardless of whether we are able to place the entire offering.”  Please revise to clarify that only the proceeds with respect to the 3,500,000 shares of common stock being offered by Blue Water will be available for this purpose, and quantify the maximum proceeds.  Provide similar clarifications throughout the prospectus where you mention the funds raised in this offering, such as on page 14.

We have revised the offering summary, as well as included more descriptive language in appropriate places throughout the document.  See pages 3, 5, 8, 14, 15, 19, 20, 21, 29, 37, 38 and 39.

Risk Factors, page 8

9.

Please add a risk factor discussing the effect the shares offered by your selling shareholders will have upon your offer to sell shares of your common stock.

We have included the new risk factor “Competition from the Selling Stockholders to sell shares of our common stock in this offering may hinder or prevent us from successfully selling the 3,500,000 shares being offered by Blue Water.”  See page 15.

Use of Proceeds, page 18

10.

Please disclose the approximate amount intended to be used for each purpose described in this section for which you intend to use the proceeds from this offering and discuss your plans if substantially less than the maximum proceeds are obtained.  Also, if any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose and the sources thereof.  Refer to Item 504 of Regulation S-K and Instructions 1 and 3 thereto.

We have expanded the disclosure in Use of Proceeds and included a Contingency paragraph.  See page 19 and 20.

11.

Please also disclose whether you intend to use any of the proceeds to pay the costs associated with complying with the public company reporting requirements, obtaining licenses such as a liquor license, hiring and training your initial staff and other expenses related to opening a new restaurant.

We have included a table in Use of Proceeds showing a detailed breakdown of where funds will be deployed based on four scenarios of varying success with the offering.  See page 20.

Determination of Offering Price, page 18

12.

We note that this section should be on page 18 according to the table of contents, but we are unable to locate it.  We note the disclosure on page 18 that “dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered.”  Please revise to describe the various factors considered in determining the offering price.  Refer to Item 505 of Regulation S-K.

We have reinserted the disclosure relating to the Determination of Offering Price.  See page 21.

Plan of Operation, page 27

13.

Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues.  In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

We have expanded the disclosure in Plan of Operations to include the new section “Projected 12-Month Milestones”.  See page 37.

Description of our Business and Properties, page 25

Patents and Trademarks, page 34

14.

Please disclose whether you have taken any steps to register these marks and, if so, provide the estimated costs of doing so.

We have revised the disclosure under Patents and Trademarks.  See page 39.

Property and Equipment, page 34

15.

We note that you have a principal executive office.  If this property is not owned or is held subject to any major encumbrance, so state and describe briefly how held.  Refer to Item 102 of Regulation S-K.  Also, please disclose whether you own or lease the property where the restaurant is currently being constructed in St. Maarten, Dutch West Indies.

We have revised the Property and Equipment disclosure to describe our principal executive office in more detail as well as our plans to move it into the permanent structure presently under construction.  Supplementally, there are no encumbrances or liens against the property.  Once construction is completed we will enter into a lease for the land where the restaurant is currently being constructed for an agreed upon rate of $5,313 per month.  Further, when construction is complete and a formal lease agreement has been manually signed by all parties we will file that document as an exhibit to a Form 8-K.  See page 39.

Directors, Executive Officers and Control Persons, page 36

16.

Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sitra should serve as a director for the company, in light of the company’s business and structure.  Refer to Item 401(e)(1) of Regulation S-K.

We have expanded the disclosure of Mr. Sitra’s experience pursuant to Item 401(e)(1) of Regulation S-K.  See page 42.

Security Ownership, page 39

17.

Please disclose in the footnotes whether Mr. Sitra also has sole voting power over the stock held by BWG Investments & Development, Ltd.  It appears that the shares held by BWG Investments should also be reflected in the table as held by Mr. Sitra as opposed to just the footnotes.  Please revise or advise.

Mr. Sitra has dispositive and voting control over the shares held by BWG Investments & Development, Ltd.  The shares have been included in both levels of the table with footnotes including disclosure about voting rights.  See page 45.

Certain Relationships, page 43

18.

We note your disclosure that BW Global has paid over $600,000 in expenses on behalf of the company since its inception.  Please confirm that BW Global is Blue Water Global Group, Inc. and revise this section to reflect that.  Also, please explain why BW Global has paid these expenses and whether they intend to continue to pay your expenses indefinitely.  Please tell us if BW Global has received any consideration in return and whether there is any agreement in place for the payment of these expenses.

The disclosure has been revised accordingly.  Supplementally, Blue Water Global Group had paid those expenses on our behalf as a related party.  There are no formal agreements between the two entities for expenses to be paid and/or repaid nor has any consideration been promised or paid to date.  Since Blue Water Global Group is no longer solvent it will no longer pay any of our expenses nor will it be involved with our business in the future.  See page 48.

Notes to Financial Statements, page F-7

Note 3 – Stockholders’ Equity, page F-9

Preferred Stock, page F-9

19.

We note your disclosure that the Company had 0 shares of Series A Preferred Stock issued and outstanding.  We further note in your 8-K/A filed on February 25, 2016, that the issuance on November 2, 2015 of 97,625 shares of your Series A Preferred Stock, $0.001 par value, to Taurus Financial Partners, LLC as payment for $97,625 in outstanding accounts payable was mutually rescinded by Blue Water and Taurus.  Please clarify the date of amendment.  Please explain the impact to your outstanding accounts payable balance of $116,636 as of December 31, 2015.

The disclosure under Note 3 -- Preferred Stock has been expanded.  See page F-10.

Note 5 – Acquisition of Blue Water Bar & Grill, N.V., page F-11

20.

Please tell us the method of accounting for the transfer of net assets and provide disclosure under ASC 805-50-50-3 through 4, as appropriate.

We have revised the disclosure in Note 5 to include the disclosure of the method of accounting pursuant to ASC 805-50-50-3 through 4.  See page F-11.

Signatures, page II-5

21.

Please revise the signature page to reflect the registrant executing the signature page is Blue Water Bar & Grill, Inc. and not Blue Water Global Group, Inc.

The signature page was revised accordingly.  See page II-5.

Exhibit 5.1

22.

Please revise the legal opinion to opine that the 13,834,500 shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable.  Please also define the capitalized term Prospectus in the first paragraph or revise.

Exhibit 5.1 was revised accordingly.  See Exhibit 5.1.

Exhibit 10.1

23.

We note the statement in the form of stock subscription agreement that the subscriber acknowledges that the subscriber or his or her attorney has had an opportunity to review the offering prospectus and registration statement.  This representation is inappropriate and should be deleted from the agreement.  Please revise the agreement accordingly.

Exhibit 10.1 was revised accordingly.  See Exhibit 10.1.

Please contact me directly at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ J. Scott Sitra

J. Scott Sitra

President and Chief Executive Officer